March 7, 2019

Eric Bjornholt
Chief Financial Officer
Microchip Technology, Inc.
2355 W. Chandler Blvd.
Chandler, AZ 85224

       Re: Microchip Technology, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 18, 2018
           File No. 000-21184

Dear Mr. Bjornholt:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery